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                                                                    EXHIBIT 99.1

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Because gasoline sales comprise a substantial portion of our revenues, interruptions in the supply of gasoline and increases in the cost of gasoline could adversely affect our business, financial condition or results of operations

     Gasoline profit margins have a significant impact on our earnings because gasoline revenue has increased as a percentage of our total revenue over the past three fiscal years. Gasoline revenue has averaged 52.8% of our revenues during that period. Several factors beyond our control affect the volume of gasoline we sell and the gasoline profit margins we achieve:

     .    the supply and demand for gasoline

     .    any volatility in the wholesale gasoline market

     .    the pricing policies of competitors in local markets

In particular, a material increase in the price of gasoline could adversely affect demand for our gasoline.

     In addition, sudden increases in the cost of gasoline could adversely affect our business, financial condition or results of operations if gasoline sales volume is reduced. We face this particular risk because:

     .    we typically have no more than a seven-day supply of gasoline

     . our gasoline contracts do not guarantee an uninterrupted, unlimited supply of gasoline in the event of a shortage

     Reductions in volume of gasoline sold or our gasoline profit margins could have a material adverse effect on our results of operations. In addition, because gasoline sales generate customer traffic to our stores, decreases in gasoline sales could impact merchandise sales.

If we are unable to pass along price increases of tobacco products to our customers, our business, financial condition or results of operations could be adversely affected because tobacco sales comprise an important part of our revenues

     Sales of tobacco products have averaged approximately 13.5% of our total revenue over the past three fiscal years. National and local campaigns to discourage smoking in the United States, as well as increases in taxes on cigarettes and other tobacco products, may have a material impact on our sales of tobacco products. The consumer price index for fiscal 1999 on tobacco products increased approximately 33%. In November 1998, major cigarette manufacturers that supply The Pantry increased prices by $0.45 per pack.
In September 1999, manufacturers raised cigarette prices an additional $0.10 per pack.
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However, during fiscal 1999 as in years past, major cigarette manufacturers offered monthly rebates to retailers and we passed along these rebates to our customers. We cannot assure you that major cigarette manufacturers will continue to offer these rebates or that any resulting increase in prices to our customers will not have a material adverse effect on our cigarette sales and gross profit dollars. A reduction in the amount of cigarettes sold by The Pantry could adversely affect our business, financial condition and results of operations.

Our growth and operating results could suffer if we are unable to identify and acquire suitable companies, obtain financing or integrate acquired stores or if we discover previously undisclosed liabilities

     An important part of The Pantry's growth strategy is to acquire other convenience stores that complement our existing stores or broaden our geographic presence. From April 1997 through December 1999, we acquired 1,037 convenience stores in 16 major and numerous smaller transactions. We expect to continue to acquire convenience stores as an element of our growth strategy. Acquisitions involve risks that could cause our actual growth or operating results to differ adversely compared to our expectations or the expectations of security analysts. For example:

     . We may not be able to identify suitable acquisition candidates or acquire additional convenience stores on favorable terms. We compete with others to acquire convenience stores. Competition may increase and could result in decreased availability or increased price for suitable acquisition candidates. It may be difficult to anticipate the timing and availability of acquisition candidates.

     . During the acquisition process we may fail or be unable to discover some of the liabilities of companies or businesses which we acquire. These liabilities may result from a prior owner's noncompliance with applicable federal, state or local laws.

     . We may not be able to obtain the necessary financing, on favorable terms or at all, to finance any of our potential acquisitions.

     . We may fail to successfully integrate or manage acquired convenience stores.

     . Acquired convenience stores may not perform as we expect or we may not be able to obtain the cost savings and financial improvements we anticipate.

Restrictive covenants in our debt agreements may restrict our ability to implement our growth strategy, respond to changes in industry conditions, secure additional financing and engage in acquisitions

     Restrictive covenants contained in our existing bank credit facility and indenture could limit our ability to finance future acquisitions, new locations and other expansion of our operations. Credit facilities entered into in the future likely will contain similar restrictive covenants. These covenants may require us to achieve specific financial ratios and to obtain lender consent prior to completing acquisitions. Any of these covenants could become more restrictive in the future. Our ability to respond to changing business conditions and to secure additional financing may be restricted by these covenants. We also may be prevented from engaging in transactions including acquisitions which are important to our growth strategy. Any breach of these covenants could cause a default under our debt obligations and result in our debt becoming immediately due and payable which would adversely affect our business, financial condition and results of operations.
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We are growing rapidly and our failure to effectively manage our growth may adversely affect our business, financial condition and results of operations

     The Pantry is growing rapidly. We have grown from total revenue of $384.8 million in fiscal 1996 to $1.7 billion in fiscal 1999. Our ability to manage the growth of our operations will require us to continue to improve our operational, financial and human resource management information systems and our other internal systems and controls. Failure to make these improvements may affect our business, financial condition and results of operations.

     The Pantry is in the process of upgrading its management information systems. The new systems will fully automate our inventory and management reporting processes. We expect that this upgrade will cost approximately $5.0 million to complete during fiscal year 2000. We expect that the upgrade will be completed prior to the end of fiscal 2000. Any failure to complete our transition to these new systems may inhibit our growth plans.

     In addition, our growth will increase our need to attract, develop, motivate and retain both our management and professional employees. The inability of our management to manage our growth effectively, or the inability of our employees to achieve anticipated performance or utilization levels, could have a material adverse effect on our business, financial condition and results of operations.

We depend on one principal wholesaler for the majority of our merchandise and loss of this supplier could have an adverse impact on our cost of goods and business, financial condition and results of operations

     The Pantry purchases over 50% of its general merchandise, including most tobacco products and grocery items, from a single wholesale grocer, McLane Company, Inc., a wholly-owned subsidiary of Wal-Mart. In addition, McLane supplies health and beauty aids, toys and seasonal items to all of our stores. We have a contract with McLane until 2003, and we may not be able to renew the contract upon expiration. We believe that our arrangements with vendors, including McLane, have enabled us to decrease the operating expenses of acquired companies after we complete an acquisition. Therefore, a change of suppliers could have a material adverse affect on our cost of goods and business, financial condition and results of operations.

Changes in traffic patterns and the type, number and location of competing stores could result in the loss of customers and a corresponding decrease in revenues for affected stores

     The convenience store and retail gasoline industries are highly competitive and we may not be able to compete successfully. Changes in traffic patterns and the type, number and location of competing stores could result in the loss of customers and a corresponding decrease in revenues for affected stores. Major competitive factors include, among others, location, ease of access, gasoline brands, pricing, product and service selections, customer service, store appearance, cleanliness and safety. In addition, inflation, increased labor and benefit costs and the lack of availability of experienced management and hourly employees may adversely affect the profitability of the convenience store industry. Any or all of these factors could create heavy competitive pressures and have an adverse effect on our business, financial condition and results of operations.

     The Pantry competes with numerous other convenience stores and supermarkets. In addition, our stores offering self-service gasoline compete with gasoline service stations and, more recently, supermarkets. Our stores also compete to some extent with supermarket chains, drug stores, fast food
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operations and other similar retail outlets. In some of our markets our competitors have been in existence longer and have greater financial, marketing and other resources than us. As a result, our competitors may be able to respond better to changes in the economy and new opportunities in our industry.

Because substantially all of our stores are located in the southeastern United States, our revenues could suffer if the economy of that region deteriorates

     Substantially all of our stores are located in the Southeast region of the United States. As a result, our results of operations are subject to general economic conditions in that region. In the event of an economic downturn in the Southeast, our business, financial condition and results of operations could be adversely impacted.

Unfavorable weather conditions in the spring and summer months could adversely affect our business, financial condition and results of operations

     Weather conditions in our operating area impact our business, financial condition and results of operations. During the spring and summer vacation season, customers are more likely to purchase higher profit margin items at our stores, such as fast foods, fountain drinks and other beverages, and more gasoline at our gasoline locations. As a result, we typically generate higher revenues and gross margins during warmer weather months in the Southeast, which fall within our third and fourth quarters. If weather conditions are not favorable during these periods, our operating results and cash flow from operations could be adversely affected.

     In addition, approximately 37% of our stores are concentrated in coastal areas in the southeastern United States, and are therefore exposed to damages associated with hurricanes, tropical storms and other weather conditions in these areas.

If our history of losses continues, we may be unable to complete our growth strategy and financing plans

     We have experienced losses during two out of our most recent three fiscal years. Our net losses were $1.0 million in fiscal 1997 and $3.3 million in fiscal 1998. In fiscal 1999, we had net income of $10.4 million. We incurred interest expense of $13.0 million in fiscal 1997, $28.9 million in fiscal 1998 and $41.3 million in fiscal 1999. We also incurred an extraordinary loss of $8.0 million in fiscal 1998 and $3.6 million (net of taxes) in fiscal 1999, in each case related to the early extinguishment of debt.

     If we incur net losses in future periods, we may not be able to implement our growth strategy in accordance with our present plans. Continuation of our net losses may also require us to secure additional financing sooner than anticipated. Such financing may not be available in sufficient amounts, or on terms acceptable to us, and may dilute existing shareholders. If we do achieve profitability, we may not sustain or increase profitability in the future. This may, in turn, cause our stock price to decline.

We are subject to extensive environmental regulation, and increased regulation or our failure to comply with existing regulations could require substantial capital expenditures or affect our business, financial condition and results of operations

     Our business is subject to extensive environmental requirements, particularly environmental laws regulating underground storage tanks. Compliance with these regulations may require significant capital expenditures.
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     Federal, state and local regulations governing underground storage tanks were phased in over a period ending in December 1998. These regulations required us to make expenditures for compliance with corrosion protection and leak detection requirements and required spill/overfill equipment by December 1998. We are in material compliance with the December 1998 upgrade requirements. Failure to comply with any environmental regulations or an increase in regulations could affect our business, financial condition and results of operations.

We may incur substantial liabilities for remediation of environmental contamination at our locations

     Under various federal, state and local laws, ordinances and regulations, we may, as the owner or operator of our locations, be liable for the costs of removal or remediation of contamination at these or our former locations, whether or not we knew of, or were responsible for, the presence of such contamination. The failure to properly remediate such contamination may subject us to liability to third parties and may adversely affect our ability to sell or rent such property or to borrow money using such property as collateral. Additionally, persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at sites where they are located, whether or not such site is owned or operated by such person. Although we do not typically arrange for the treatment or disposal of hazardous substances, we may be deemed to have arranged for the disposal or treatment of hazardous or toxic substances and, therefore, may be liable for removal or remediation costs, as well as other related costs, including governmental fines, and injuries to persons, property and natural resources.

     We estimate that our future expenditures for remediation of current locations net of reimbursements will be approximately $2.3 million for which reserves have been established on our financial statements. In addition, The Pantry estimates that up to $13.2 million may be expended for remediation on our behalf by state trust funds established in our operating areas or other responsible third parties including insurers. To the extent third parties do not pay for remediation as we anticipate, we will be obligated to make these payments, which could materially adversely affect our financial condition and results of operations.

     Reimbursements from state trust funds will be dependent on the continued viability of these funds. The State of Florida trust fund ceased accepting new claims for reimbursement for releases discovered after December 31, 1998. However, the State of Florida trust fund will continue to reimburse claims for remedial work performed on sites that were accepted into its program before December 31, 1998. We have obtained private coverage for remediation and third party claims arising out of releases reported after December 31, 1998. We meet federal and Florida financial responsibility requirements with respect to underground storage tanks in Florida through a combination of private insurance and a letter of credit.

     We may incur additional substantial expenditures for remediation of contamination that has not been discovered at existing locations or locations which we may acquire in the future. We cannot assure you that we have identified all environmental liabilities at all of our current and former locations; that material environmental conditions not known to us do not exist; that future laws, ordinances or regulations will not impose material environmental liability on us; or that a material environmental condition does not otherwise exist as to any one or more of our locations.
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The large amount of our total outstanding debt and our obligation to service that debt could divert necessary funds from operations, limit our ability to obtain financing for future needs and expose us to interest rate risks

     We are highly leveraged, which means that the amount of our outstanding debt is large compared to the net book value of our assets, and have substantial repayment obligations under our outstanding debt. As of December 30, 1999 we had:

     . Total consolidated debt including capital lease obligations of approximately $527.0 million

     .    Shareholders' equity of approximately $106.2 million

     As of December 30, 1999, our borrowing availability under our bank credit facility was approximately $66.9 million.

     Our bank credit facility contains numerous financial and operating covenants that limit our ability, and the ability of most of our subsidiaries, to engage in activities such as acquiring or disposing of assets, engaging in mergers or reorganizations, making investments or capital expenditures and paying dividends. These covenants require that we meet interest coverage, net worth and leverage tests. The indenture governing our senior subordinated notes and our bank credit facility permit us and our subsidiaries to incur or guarantee additional debt, subject to limitations.

     Our level of debt and the limitations imposed on us by our debt agreements could have other important consequences to our shareholders, including the following:

     . We will have to use a portion of our cash flow from operations for debt service, rather than for our operations or to implement our growth strategy

     . We may not be able to obtain additional debt financing for future working capital, capital expenditures, acquisitions or other corporate purposes

     . We are vulnerable to increases in interest rates because the debt under our bank credit facility is at a variable interest rate

Violations of or changes to government regulations could adversely impact wage rates and other aspects of our business

     Convenience stores, including stores that sell tobacco and alcohol products, are subject to federal and state laws governing such matters as wage rates, overtime, working conditions, citizenship requirements and alcohol and tobacco sales. At the federal level, there are proposals under consideration from time to time to increase minimum wage rates and to introduce a system of mandated health insurance. A violation or change of these laws, or adoption of any these proposals, could have a material adverse effect on our business, financial condition and results of operations.

     In 1999, the South Carolina legislature passed a law which makes it illegal to own or operate video poker machines effective July 1, 2000 unless approved by a statewide referendum. On October 14, 1999, the South Carolina Supreme Court ruled that the referendum called for was unconstitutional. After invalidating the referendum, the South Carolina Supreme Court upheld the remainder of the law. Accordingly, effective July 1, 2000, video poker will be banned in South Carolina, which could adversely impact our results of operations.
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The interests of Freeman Spogli & Co., our controlling stockholder, may conflict with our interests and the interests of our other stockholders

     As a result of its stock ownership and board representation, Freeman Spogli will be in a position to affect our corporate actions such as mergers or takeover attempts in a manner that could conflict with the interests of our other stockholders. Freeman Spogli owns 9,769,524 shares of common stock and warrants to purchase 2,346,000 shares of common stock as of February 7, 2000. Based on its ownership of common stock and warrants, Freeman Spogli beneficially owns 59.2% of our common stock. In addition, four of the seven members of our board of directors are representatives of Freeman Spogli.

Because we depend on our senior management's experience and knowledge of our industry, we would be materially affected if senior management left The Pantry

     We are dependent on the continued efforts of our senior management team, including our President and Chief Executive Officer, Peter Sodini. Mr. Sodini's employment contract terminates in September 2001. If, for any reason, our senior executives do not continue to be active in management, our operations could be materially adversely affected. We cannot assure you that we will be able to attract and retain additional qualified senior personnel as needed in the future. We do not maintain key personnel life insurance on our senior executives and other key employees.

Future sales of additional shares into the market may depress the market price of the common stock

     If our existing stockholders sell shares of common stock in the public market, including shares issued upon the exercise of outstanding options and warrants, or if the market perceives such sales could occur, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate or to use equity as consideration for future acquisitions.

     We have 18,111,474 outstanding shares of common stock. Of these shares, 6,250,000 shares are freely tradable. Of the remaining shares, 11,647,962 shares are held by affiliated investment funds of Freeman Spogli and affiliates of Chase Manhattan Capital Corporation, who may be deemed to be affiliates of The Pantry. Pursuant to Rule 144 under the Securities Act of 1993, as amended, affiliates of The Pantry can resell up to 1% of the aggregate outstanding common stock during any three month period. In addition, Freeman Spogli and Chase Capital have registration rights allowing them to require The Pantry to register the resale of their shares. If Freeman Spogli and Chase Capital exercise their registration rights and sell shares of common stock in the public market, the market price of our common stock could fall.


Our charter includes provisions which may have the effect of preventing or hindering a change in control and adversely affecting the market price of our common stock

     Our certificate of incorporation gives our board of directors the authority to issue up to five million shares of preferred stock and to determine the rights and preferences of the preferred stock without obtaining shareholder approval. The existence of this preferred stock could make more difficult or discourage an attempt to obtain control of The Pantry by means of a tender offer, merger, proxy contest or otherwise. Furthermore, this preferred stock could be issued with other rights, including economic rights, senior to our common stock, and, therefore, issuance of the preferred stock could have an adverse effect on the market price of our common stock. We have no present plans to issue any shares of our preferred stock.
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     Other provisions of our certificate of incorporation and bylaws and of
Delaware law could make it more difficult for a third party to acquire us or hinder a change in management even if doing so would be beneficial to our shareholders. These governance provisions could hurt the market price of our common stock.

     We may, in the future, adopt other measures that may have the effect of delaying, deferring or preventing an unsolicited takeover, even if such a change in control were at a premium price or favored by a majority of unaffiliated shareholders. These measures may be adopted without any further vote or action by our shareholders.